Bull Horn Holdings Corp.

801 S. Pointe Drive, Suite TH-1

Miami Beach, Florida 33139

October 26, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Amy Geddes

Re:	Bull Horn Holdings Corp.
Registration Statement on Form S-1, as amended
Filed September 21, 2020
File No. 333-248940

Dear Ms. Geddes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bull Horn Holdings Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on October 27, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Robert Striar
Robert Striar
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
White & Case LLP